UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ROUNDY’S, INC.

(Name of Subject Company (Issuer))

KS MERGER SUB INC.

(Offeror)

a wholly-owned subsidiary of

THE KROGER CO.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

779268 101

(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.

Group Vice President, Secretary and General Counsel

1014 Vine Street

Cincinnati, OH 45202

(513) 762-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$188,498,012.40	$18,981.75

*                                 Estimated solely for purposes of calculating the filing fee.  This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Roundy’s, Inc. (the “Company”), at a purchase price of $3.60 per share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding.  The underlying value of the transaction was calculated based on the sum of: (i) 49,380,998 issued and outstanding shares of common stock of the Company, multiplied by $3.60 per share; and (ii) 2,979,561 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $3.60 per share.  The foregoing numbers of shares of common stock and restricted stock units have been provided by the issuer to the offeror and are as of the close of business on November 10, 2015, the most recent practicable date.  The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $188,498,012.40.

**                          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒                          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,981.75	Filing Party: KS Merger Sub Inc.
Form or Registration No.: Schedule TO	Date Filed: November 19, 2015

☐                            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	NAMES OF REPORTING PERSONS The Kroger Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,553,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,553,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,553,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.992%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS KS Merger Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,553,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,553,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,553,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.992%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by KS Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), with the Securities and Exchange Commission on November 19, 2015 (together with any amendments and supplements hereto, this “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of Roundy’s, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share, net to the holder thereof in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 11:59 PM, New York City time, on December 17, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended.  Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 33,144,128 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 67.138% of the aggregate number of Shares then issued and outstanding.  In addition, Purchaser was advised by the Depositary that, as of the Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 1,409,042 Shares, representing approximately 2.854% of the aggregate number of Shares then issued and outstanding.  Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Kroger and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.  At the Effective Time, each of the then issued and outstanding Shares, whether vested or unvested (including, for the avoidance of doubt, any restricted stock units held by an employee, director or consultant of the Company or any of its affiliates)(other than (i) Shares owned by Kroger, Purchaser or the Company, (ii) Shares held by any subsidiary of the Company or Kroger (other than Purchaser) and (iii) Shares held by Company stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding.

Following the Merger, all Shares will be delisted from and will cease to trade on the NYSE, and the Company will be deregistered under the Exchange Act.

On December 18, 2015, Kroger and the Company issued a joint press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.

(a)(5)(H)	Joint Press Release issued by Kroger and the Company, dated December 18, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015

KS MERGER SUB INC.

By:	/s/ Christine S. Wheatley
Christine S. Wheatley
President

THE KROGER CO.

By:	/s/ Christine S. Wheatley
Christine S. Wheatley
Group Vice President, Secretary and General Counsel

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated November 19, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on November 19, 2015.*

(a)(5)(A)

Joint Press Release issued by The Kroger Co. and Roundy’s, Inc. on November 11, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(B)

Discussion Guide, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(C)

Talking Points for Senior Officers, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(D)

Questions & Answers for Roundy’s Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(E)

Questions & Answers for Kroger Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(F)

Script for Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(G)

Transcript from Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(H)	Joint Press Release issued by Kroger and the Company, dated December 18, 2015.

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc. and Roundy’s, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Roundy’s, Inc. with the Securities and Exchange Commission on November 12, 2015).

(d)(2)

Tender and Support Agreement, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc., Willis Stein & Partners III Sub, L.P., Willis Stein & Partners Dutch III-A Sub, L.P., Willis Stein & Partners Dutch III-B Sub, L.P. and Willis Stein & Partners III-C Sub, L.P. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(d)(3)	Confidentiality Agreement, dated as of August 10, 2015, by and between The Kroger Co. and Roundy’s, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on November 19, 2015.